SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)*
Sweetgreen, Inc.
_____________________________________________________
(Name of Issuer)
Class A Common Stock
_____________________________________________________
(Title of Class of Securities)
87043Q108
_____________________________________________________
(CUSIP Number)
December 31, 2021
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
•Rule 13d-1(b)
•Rule 13d-1(c)
    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87043Q108

1.		Names of Reporting Persons Nicolas Jammet
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,578,183 shares (See Item 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,578,183 shares (see Item 4 herein)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,183 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.		Percent of Class Represented by Amount in Row 9 5.90% of Common Stock (6.42% of Class A Common Stock)(See Item 4 herein)
12.		Type of Reporting Person (see instructions) IN

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CUSIP No. 87043Q108

1.		Names of Reporting Persons Nicolas Jammet Revocable Trust U/T/A dated October 7, 2016
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,713,646 shares (see Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 3,713,646 shares (see Item 4 herein)
	8.	Shared Dispositive Power 0 (See Item 4 herein)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,713,646 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.		Percent of Class Represented by Amount in Row 9 3.40% of Common Stock (3.73% of Class A Common Stock)(See Item 4 herein)
12.		Type of Reporting Person (see instructions) OO

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CUSIP No. 87043Q108

1.		Names of Reporting Persons Nicolas H. Jammet 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 184,503 shares (See Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 184,503 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0 (See Item 4 herein)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 184,503 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.		Percent of Class Represented by Amount in Row 9 0.17% of Common Stock (0.19% of Class A Common Stock)(See Item 4 herein)
12.		Type of Reporting Person (see instructions) OO

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CUSIP No. 87043Q108

1.		Names of Reporting Persons Jammet Descendants Trust U/T/A dated September 3, 2021
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 500,000 shares (See Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 500,000 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0 (see Item 4 herein)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.		Percent of Class Represented by Amount in Row 9 0.46% of Common Stock (0.52% of Class A Common Stock)(See Item 4 herein)
12.		Type of Reporting Person (see instructions) OO

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Item 1(a).	Name of Issuer: Sweetgreen, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3101 W. Exposition Blvd., Los Angeles, CA 90018
Item 2(a).
Name of Person Filing:
Nicolas Jammet
Nicolas Jammet Revocable Trust U/T/A dated October 7, 2016 (“Revocable Trust”)
Nicolas Jammet 2014 GRAT (“2014 GRAT”)
Jammet Descendants Trust U/T/A dated September 3, 2021 (“Descendants Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Sweetgreen, Inc. 3101 W. Exposition Blvd. Los Angeles, CA 90018
Item 2(c).	Citizenship: Nicolas Jammet US Citizen Revocable Trust California 2014 GRAT District of Columbia Descendants Trust Delaware
Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP Number: 87043Q108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

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(k)	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)Amount Beneficially Owned:

Includes 3,713,646 shares of Class B Common Stock held by the Revocable Trust, 184,503 shares of Class B Common Stock held by the 2014 GRAT, 500,000 shares of Class B Common Stock held by the Descendants Trust and 2,180,034 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2021. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per shares and the holder of Class A Common Stock are entitled to one vote per share.

(b)Percent of Class:

Based on (i) 95,871,894 shares of the Issuer’s Class A Common Stock issued and outstanding and (ii) 13,477,303 shares of the Issuer’s Class B Common Stock (together with the Class A Common Stock, the “Common Stock”) issued and outstanding, in each case, as of December 31, 2021, and the information set forth in (a) above, Nicolas Jammet beneficially owned 5.90% of the Issuer’s outstanding Common Stock, representing 19.83% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 6.42% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by Mr. Jammet as converted to Class A Common Stock for purposes of computing this percentage), the Revocable Trust beneficially owned 3.40% of the Issuer’s outstanding Common Stock, representing 16.10% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 3.73% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Revocable Trust as converted to Class A Common Stock for purposes of computing this percentage), the 2014 GRAT beneficially owned 0.17% of the Issuer’s outstanding Common Stock, representing 0.80% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.19% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the 2014 GRAT as converted to Class A Common Stock for purposes of computing this percentage) and the Descendants Trust beneficially owned 0.46% of the Issuer’s outstanding Common Stock, representing 2.17% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.52% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Descendants Trust as converted to Class A Common Stock for purposes of computing this percentage).

(c)Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote:

Nicolas Jammet	6,578,183(1)
Revocable Trust	3,713,646
2014 GRAT	184,503
Descendants Trust	500,000

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(ii)Shared power to vote or to direct the vote:

Nicolas Jammet	—
Revocable Trust	—
2014 GRAT	—
Descendants Trust	—

(iii)Sole power to dispose or to direct the disposition of:

Nicolas Jammet	6,578,183(1)
Revocable Trust	3,713,646
2014 GRAT	184,503
Descendants Trust	500,000

(iv)Shared power to dispose or to direct the disposition of:

Nicolas Jammet	—
Revocable Trust	—
2014 GRAT	—
Descendants Trust	—

(1) Includes 2,180,034 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2021.

Item 5.Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .
Item 6.Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.Identification and Classification of Members of the Group
Not applicable.
Item 9.Notice of Dissolution of a Group
Not applicable.
Item 10.Certification
Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2022
_/s/ Nicolas Jammet        _______
Nicolas Jammet

Nicolas Jammet Revocable Trust U/T/A dated October 7, 2016

_/s/ Nicolas Jammet        _______
By: Nicolas Jammet, Trustee

Nicolas H. Jammet 2014 GRAT

_/s/ Patrick Jammet        _______
By: Patrick Jammet, Trustee

Jammet Descendants Trust U/T/A Dated
September 3, 2021; J.P. Morgan
Trust Company of Delaware, Trustee

By: _/s/ Troy Ferri
Name: JP Morgan Trust Company of Delaware
Title: Trustee
Its: Vice President

EXHIBITS

A:    Joint Filing Agreement

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EXHIBIT A

JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Sweetgreen, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

    In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February 2022.

_/s/ Nicolas Jammet        _______
Nicolas Jammet

Nicolas Jammet Revocable Trust U/T/A dated October 7, 2016

_/s/ Nicolas Jammet        ______
By: Nicolas Jammet, Trustee

Nicolas H. Jammet 2014 GRAT

_/s/ Patrick Jammet        ______
By: Patrick Jammet, Trustee

Jammet Descendants Trust U/T/A Dated
September 3, 2021; J.P. Morgan
Trust Company of Delaware, Trustee

By: _/s/ Troy Ferri
Name: JP Morgan Trust Company of Delaware
Title: Trustee
Its: Vice President

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